Exhibit 12(d)

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended

	December 31,
	(Thousands of Dollars)
						March 31,
	2001	2002	2003	2004	2005	2006

Earnings, as defined:
Income from continuing operations
before income taxes	$48,250	$86,326	$80,319	$76,936	$115,764	$123,337
Adjust for distributed income of equity
investees	(1,620)	(2,544)	(20,536)	26,616	4,069	(5,220)
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Fixed charges, as below	64,964	61,403	60,304	55,530	57,739	58,141
Total earnings, as defined	$111,594	$145,185	$120,087	$159,082	$177,572	$176,258

Fixed charges, as defined:
Interest charges	$64,002	$60,317	$59,363	$54,297	$56,866	$57,335
Rental interest factor	962	1,086	941	1,233	873	806
Total fixed charges, as defined	$64,964	$61,403	$60,304	$55,530	$57,739	$58,141

Ratio of earnings to fixed charges	1.72x	2.36x	1.99x	2.86x	3.08x	3.03x